Exhibit 99.4
AGRIUM INC.
Reconciliation with United States Generally Accepted Accounting Principles
For the Three and Nine Months Ended September 30, 2010
(Unaudited)

AGRIUM INC.
Reconciliation with United States Generally Accepted Accounting Principles
For the Three and Nine Months Ended September 30, 2010
(millions of U.S. dollars, except per share amounts)
The unaudited interim consolidated financial statements of Agrium Inc. (the Company) as at September 30, 2010, and for the three and nine months ended September 30, 2010 have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) applicable to interim financial reporting. Such principles differ in certain material respects from accounting principles applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (U.S. GAAP).
The following information should be read in conjunction with the Company’s 2009 audited consolidated financial statements and the Company’s unaudited consolidated interim financial statements for the three and nine months ended September 30, 2010, prepared in accordance with Canadian GAAP.

	Three months ended		Nine months ended
	September 30,		September 30,
Reconciliation of net earnings under Canadian GAAP to U.S. GAAP	2010	2009	2010	2009

Net earnings, Canadian GAAP	57	26	556	336
Stock-based compensation (a)	6	3	(15)	(9)
Inventories and purchase commitments	—	19	—	112
Acquisition-related costs (b)	(2)	(6)	43	(19)
Other	9	(5)	24	(14)
Income tax effect of the above adjustments	(3)	(7)	(7)	(36)

Net earnings attributable to common shareholders, U.S. GAAP	67	30	601	370
Net earnings attributable to non-controlling interests	—	—	1	—

Net earnings, U.S. GAAP	67	30	602	370

Earnings per common share, U.S. GAAP
Basic	0.43	0.19	3.82	2.36

Diluted	0.42	0.19	3.81	2.35

Comprehensive income under U.S. GAAP

Net earnings attributable to common shareholders, U.S. GAAP	67	30	601	370
Cash flow hedges, net of tax	(2)	(2)	(2)	(4)
Foreign currency translation	39	60	10	106
Available for sale financial assets	—	10	(29)	26

Comprehensive income, U.S. GAAP	104	98	580	498

	As at	As at
Cumulative effect of adjustments from Canadian GAAP to U. S.	September	September
GAAP on shareholders’ equity	30, 2010	30, 2009

Shareholders’ equity, Canadian GAAP	5,124	4,567
Stock-based compensation (a)	(32)	(19)
Inventories and purchase commitments	—	7
Acquisition-related costs (b)	(2)	(19)
Stripping costs (c)	—	(16)
Funded status of defined benefit plans (d)	(44)	(62)
Cumulative translation adjustment – employee future benefits	(4)	2
Other	(42)	(42)
Income tax effect of the above adjustments	41	43

Equity attributable to common shareholders, U.S. GAAP	5,041	4,461
Non-controlling interests	—	(14)

Shareholders’ equity, U.S. GAAP	5,041	4,447

AGRIUM INC.
Reconciliation with United States Generally Accepted Accounting Principles
For the Three and Nine Months Ended September 30, 2010
(millions of U.S. dollars, except per share amounts)

	Three months ended		Nine Months Ended
Reconciliation of statement of cash flows from Canadian GAAP to	September 30,		September 30,
U.S. GAAP	2010	2009	2010	2009

Cash flows provided by (used in) operating activities, Canadian GAAP	88	227	12	494
Acquisition-related costs	(2)	(6)	43	(19)
Other	9	(5)	24	(14)

Cash flows provided by (used in) operating activities, U.S. GAAP	95	216	79	461

Cash flows provided by (used in) investing activities, Canadian GAAP	(113)	(91)	(172)	(341)
Acquisition-related costs	2	6	(43)	19
Other	(9)	5	(24)	14

Cash flows provided by (used in) investing activities, U.S. GAAP	(120)	(80)	(239)	(308)

Cash flows provided by (used in) financing activities, Canadian and U.S. GAAP	105	(164)	118	(291)

Effect of exchange rates on cash, Canadian and U.S. GAAP	12	2	6	6

Net increase (decrease) in cash and cash equivalents during the period	92	(26)	(36)	(132)
Cash and cash equivalents, beginning of year	805	251	933	374
Deconsolidation of Egypt subsidiary	—	—	—	(17)

Cash and cash equivalents, end of period	897	225	897	225

AGRIUM INC.
Notes to Reconciliation with United States Generally Accepted Accounting Principles
For the Three and Nine Months Ended September 30, 2010
(millions of U.S. dollars, except per share amounts)
DESCRIPTION OF SIGNIFICANT DIFFERENCES
a)	U.S. GAAP requires measurement at fair value of stock-based compensation plans classified as liabilities. Such liabilities under Canadian GAAP are measured at intrinsic value. The Company estimates the fair value of liabilities for employee stock-based compensation plan awards using an option pricing model for awards with a service condition, and a Monte Carlo simulation model for awards with service and market conditions.

b)	Acquisition-related costs are excluded from the purchase price in a business combination and are expensed as incurred under U.S. GAAP. Under Canadian GAAP, such amounts are included in the purchase price. During the three month and nine month periods ended September 30, 2010, acquisition-related costs of $2-million that were capitalized under Canadian GAAP were expensed under U.S. GAAP. In addition, during the nine-month period ended September 30, 2010, acquisition-related costs of $45-million, previously capitalized under Canadian GAAP, were expensed upon expiry of our offer to acquire CF Industries Holdings Ltd. Under U.S. GAAP, these costs had been expensed when incurred.

c)	U.S. GAAP requires recognition of stripping costs directly as a component of the cost of inventory produced each period. Under Canadian GAAP, the Company capitalizes and amortizes stripping costs.

d)	U.S. GAAP requires recognition of the funded status of pension and other post-retirement defined benefit plans on the consolidated balance sheets, with changes in that funded status recorded as a component of other comprehensive income (“OCI”) in the period they occur. Canadian GAAP does not require similar treatment.

e)	Joint ventures – Under U.S. GAAP, interests in a joint venture where the venturer does not control the joint venture are to be accounted for using the equity method. Under Canadian GAAP, such joint ventures are proportionately consolidated when joint control exists. As permitted by specific exemptions provided by the SEC, adjustments to reflect the application of equity accounting have not been made. Application of the equity method would not result in differences to shareholders’ equity or net earnings.

f)	U.S. GAAP uses a more-likely-than-not threshold to determine recognition of uncertain tax positions. Canadian GAAP does not have a similar standard. U.S. GAAP also provides guidance that differs from Canadian requirements for classification, interest and penalties, and disclosure.

g)	U.S. GAAP requires disclosure on the face of the balance sheet of outstanding common shares issued and outstanding. The Company has unlimited authorized common share capital without par value.

h)	U.S. GAAP inventory reserves at September 30, 2010 were $nil (December 31, 2009 — $19-million).

i)	Reclassifications of certain items recorded under Canadian GAAP would be required under U.S. GAAP. The resulting presentation differences outlined below do not affect U.S. GAAP net earnings.
i)	Allocation of stock-based compensation expense under U.S. GAAP

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2010	2009	2010	2009

Stock-based compensation expense
Cost of product	5	2	5	3
Selling	3	1	3	2
General and administrative	71	19	68	43

Total stock-based compensation expense	79	22	76	48

ii)	Financing costs – The Company recorded $9 million as at September 30, 2010 (December 31, 2009 – $10-million) in unamortized costs relating to financing as a reduction to long-term debt under Canadian GAAP. Under U.S. GAAP, such costs are presented as non-current assets.

iii)	Customer prepayments — As at September 30, 2010, customer prepayments in the amount of $286-million (December 31, 2009 — $529-million) are included within accounts payable and accrued liabilities under Canadian GAAP.

AGRIUM INC.
Notes to Reconciliation with United States Generally Accepted Accounting Principles
For the Three and Nine Months Ended September 30, 2010
(millions of U.S. dollars, except per share amounts)
ACCOUNTING PRONOUNCEMENTS
Recently Adopted Accounting Pronouncements
Unless otherwise indicated, the Company adopted the following pronouncements on January 1, 2010 and adoption did not have a material impact on net earnings, financial position or cash flows. Recently adopted pronouncements include:
Accounting for Transfers of Financial Assets — changes how some companies account for transfers of financial assets, including clarification and amendments to the derecognition criteria for transfers of financial assets to be accounted for as sales, and introduces new disclosures.
New Consolidation Guidance for Variable Interest Entities (VIE) — amends the consolidation guidance for VIE including the elimination of the exemption for qualifying special purpose entities, a new approach for determining whether a VIE should be consolidated, and changes to when it is necessary to reassess consolidation of a VIE. Additional guidance changes the requirements for derecognizing financial assets and requires enhanced disclosure.
Recent Accounting Pronouncements Not Yet Adopted
Multiple-deliverable Revenue Arrangements — addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. The Company does not expect that adoption of this pronouncement on January 1, 2011 will have a material impact on net earnings, financial position or cash flows.